ENERFLEX LTD. ANNOUNCES FIRST QUARTER 2026 FINANCIAL AND OPERATIONAL RESULTS

CONTINUED STRONG OPERATIONAL EXECUTION REFLECTED IN ADJUSTED EBITDA OF $137 MILLION AND RECORD RETURN ON CAPITAL EMPLOYED OF 17.3%

MANAGING FINANCIAL FLEXIBILITY; BANK ADJUSTED NET DEBT-TO-EBITDA RATIO TO 0.9x AT THE END OF Q1/26

SOLID OPERATIONAL VISIBILITY WITH ES BOOK-TO-BILL RATIO OF 1.5X, ES AND EI BACKLOGS OF $1.3 BILLION

NEWS RELEASE

CALGARY, Alberta, May 07, 2026 – Enerflex Ltd. (TSX: EFX) (NYSE: EFXT) (“Enerflex” or the “Company”) today reported its financial and operational results for the three months ended March 31, 2026.

All amounts presented are in U.S. Dollars unless otherwise stated.

Q1/26 FINANCIAL OVERVIEW

•
Generated revenue of $584 million compared to $552 million in Q1/25 and $627 million in Q4/25
o
Higher revenue compared with prior year reflects strong execution and a high level of operational activity in the Engineered Systems (“ES”) product line. The sequential decline relates primarily to lower parts sales and service utilization in the After-Market Services (“AMS”) product line
•
Recorded gross margin before depreciation and amortization of $179 million, or 31% of revenue, compared to $161 million, or 29% of revenue in Q1/25 and $177 million, or 28% of revenue during Q4/25
o
Energy Infrastructure (“EI”) and AMS product lines generated 65% of consolidated gross margin before depreciation and amortization during Q1/26
o
ES gross margin before depreciation and amortization increased to 19% in Q1/26 compared to 18% in Q1/25, and 18% in Q4/25 primarily related to product mix
•
SG&A was $79 million for the three months ended March 31, 2026, up $22 million from the prior year period, due to higher stock-based compensation. On a sequential basis, SG&A decreased from $83 million, primarily due to lower core SG&A from cost-saving initiatives, partially offset by higher stock-based compensation
•
Adjusted earnings before finance costs, income taxes, depreciation, and amortization (“adjusted EBITDA”) of $137 million compared to $113 million in Q1/25 and $123 million in Q4/25
•
Cash provided by operating activities before changes in working capital (“FFO”) increased to $95 million in Q1/26 compared to $60 million in Q4/25 and $62 million in Q1/25, a function of higher adjusted EBITDA and lower net finance costs. Cash provided by operating activities was $32 million, which included net working capital investment of $63 million. This compares to $96 million in Q1/25 and $179 million in Q4/25
•
Free cash flow decreased to $15 million in Q1/26 compared to $85 million during Q1/25 and $141 million during Q4/25, with higher FFO offset by investments in net working capital
•
Return on capital employed (“ROCE”)1 was 17.3% in Q1/26, a new record for the Company, compared to 14.2% in Q1/25 and 16.9% during Q4/25. Higher ROCE is a function of the increase in trailing 12-month EBIT and lower average capital employed, predominantly due to a decline in net debt

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1 ROCE is calculated by taking EBIT for the 12-month trailing period divided by capital employed. Capital employed is average debt and Shareholders’ equity less average cash for the trailing four quarters.

•
Net earnings (loss) of $43 million or $0.35 per share in Q1/26 compared to $24 million or $0.19 per share in Q1/25 and ($57) million or ($0.47) per share in Q4/25. Compared to Q1/25, profitability benefited from higher gross margin, and lower net finance costs partially offset by higher SG&A expense
•
Invested $16 million in the business, comprised of $7 million for growth, primarily allocated to expand the Company’s contract compression fleet in the U.S., and $9 million for maintenance and PP&E

STRATEGIC AND OPERATIONAL HIGHLIGHTS

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ES backlog as at March 31, 2026 of $1.3 billion provides strong visibility into future revenue generation and business activity levels. Bookings of $483 million during Q1/26 compared to $205 million in Q1/25, $377 million in Q4/25 and a trailing eight quarter average of $344 million. ES book-to-bill ratio (calculated as bookings divided by revenue), was 1.5x during Q1/26 and 1.0x on a trailing eight quarter average, highlighting that the Company is consistently replenishing its backlog in line with project execution
•
Enerflex is advancing its electric power generation business, including opportunities associated with data centers. During the quarter, the Company was awarded a behind-the-meter power generation project for a data center utilizing reciprocating engine generator sets and secured additional projects supporting island power applications. Enerflex continues to see strong demand across its Engineered Systems business line and emerging opportunities for After-Market Services support
•
Enerflex’s U.S. contract compression business continues to perform well, led by increasing natural gas production in the Permian. Utilization remained stable at 94% across a fleet size of 486,000 horsepower. Enerflex increased its marketed fleet by 13% over the course of 2025 and continues to expect growth capital expenditures will deliver growth at a similar pace or greater during 2026. Enerflex is also securing long-lead time components to support further growth in 2027
•
Enerflex is closely monitoring the conflict in the Middle East, and to date, the Company’s operations in the region have operated uninterrupted. Local teams are actively managing with established response processes and contingency planning, ensuring continued safety of our people and reliability of the Company’s operations. Enerflex’s operations which are principally in Bahrain and Oman comprise 17 distinct natural gas and produced water projects, and an installed compression and power generation fleet of approximately 350,000 horsepower

BALANCE SHEET AND LIQUIDITY

•
Enerflex exited Q1/26 with net debt of $505 million, which included $47 million of cash and cash equivalents, a reduction of $59 million compared to Q1/25. Since the beginning of 2023, Enerflex has repaid approximately $550 million of long-term debt through Q1/26
•
Enerflex’s bank-adjusted net debt-to-EBITDA ratio was approximately 0.9x at the end of Q1/26, down from 1.3x at the end of Q1/25 and 1.0x at the end of Q4/25

MANAGEMENT COMMENTARY

Paul Mahoney, Enerflex’s President and Chief Executive Officer stated: “Enerflex delivered solid operational performance in the first quarter of 2026, reflecting continued disciplined execution across our global footprint as well as ongoing efforts to optimize and streamline our business. Results continue to be underpinned by the Energy Infrastructure and After-Market Services business lines, which generated 65% of adjusted gross margin before depreciation and amortization in the quarter. The Engineered Systems business is demonstrating strong execution and commercial momentum, supported by healthy backlog levels and ongoing bidding activity across key markets, particularly in North America.

We continue to see steady demand in our core markets, underpinned by increasing natural gas and liquids production volumes. We are also advancing strategic opportunities in emerging power generation markets, including data center-related projects and other distributed power applications, with our current scope of opportunities now exceeding five gigawatts.

In the Middle East, our focus remains on ensuring the safety of our people and reliability of the Company’s operations. Enerflex owned infrastructure is integral to the reliable operation of regional energy systems and we continue to work closely with our client partners to navigate a dynamic situation.”

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Preet Dhindsa, Enerflex’s Senior Vice President and Chief Financial Officer, added: “Enerflex generated solid financial results in the first quarter, which included improvement in both gross margin and cash conversion. We are on track with our 2026 capital plan and continue to allocate capital in a balanced manner across growth investments, shareholder returns and managing our financial position. The Company’s focus remains on enhancing profitability in our core operations, executing on our Engineered Systems backlog, and maintaining a strong and flexible balance sheet to support long-term value creation.”

SUMMARY RESULTS

	Three months ended March 31,
($ millions, except percentages and ratios)	2026		2025
Revenue	$584		$552
Gross margin ("GM")	145		128
GM as a percentage of revenue ("GM %")	24.8%		23.2%
Selling, general and administrative expenses (“SG&A”)	79		57
Operating income	68		71
EBITDA[1]	110		105
EBIT[1]	73		66
Net earnings	43		24
Long-term debt	552		639
Net debt[2]	505		564
Cash provided by operating activities	32		96

Key Financial Performance Indicators (“KPIs”)
ES backlog[3]	$1,265		$1,206
ES bookings[3]	483		205
EI contract backlog[4]	1,283		1,497
GM before depreciation and amortization (“GM before D&A”)[5]	179		161
GM before D&A as a percentage of revenue ("GM before D&A %")[5]	30.7%		29.2%
Adjusted EBITDA[6]	137		113
Free cash flow[7]	15		85
Bank-adjusted net debt to EBITDA ratio[7]	0.9	x	1.3x
Return on capital employed (“ROCE”)[7,8]	17.3%		14.2%

1 EBITDA is defined as earnings before net finance costs, income taxes, depreciation and amortization. EBIT is defined as earnings before net finance costs and income taxes.

2 Net debt is defined as total long-term debt, less cash and cash equivalents as presented in the Financial Statements.

3 Refer to the “ES Backlog and Bookings” section of the MD&A for further details.

4 Refer to the “EI Contract Backlog” section of the MD&A for further details.

5 Refer to the “Gross Margin before D&A by Product Line and Recurring Gross Margin before D&A” section of the MD&A for further details

6 Refer to the “Adjusted EBITDA” section of the MD&A for further details.

7 Refer to the “Non-IFRS Measures” section of the MD&A for further details.

8Determined by using the trailing 12-month ("TTM") period.

Enerflex’s consolidated financial statements and notes (the “Financial Statements”) and Management’s Discussion and Analysis (“MD&A”) as at March 31, 2026, can be accessed on the Company’s website at www.enerflex.com and under the electronic profile of the Company on SEDAR+ and EDGAR at www.sedarplus.ca and www.sec.gov/edgar, respectively.

OUTLOOK

Enerflex’s outlook for 2026 reflects steady demand across its business lines and geographic regions. Operating results will continue to be underpinned by the highly contracted Energy Infrastructure (“EI”) product line and the recurring nature of After

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Market Services (“AMS”). The EI product line is supported by customer contracts expected to generate approximately $1.3 billion of revenue over their remaining terms.

Performance for Enerflex's ES product line is expected to remain steady, supported by a backlog of approximately $1.3 billion as at March 31, 2026, the majority of which is expected to convert into revenue over the next 12 months. The medium-term outlook for ES products and services continues to be attractive, driven by expected increases in natural gas and electric power generation across Enerflex’s core operating countries.

Enerflex’s priorities in 2026 include:

1.
leveraging our leading position in core operating countries to capitalize on expected increases in demand for Enerflex’s solutions;
2.
enhancing the profitability of core operations; and
3.
maximizing free cash flow, positioning the Company to invest in customer supported growth opportunities and provide meaningful direct shareholder returns.

Capital Allocation

Enerflex continues to target organic capital expenditures of $175 million to $195 million during 2026. This includes: (1) organic growth capital expenditures of $90 million to $100 million; (2) maintenance capital expenditures of $70 million to $80 million; and (3) PP&E and infrastructure investments of approximately $15 million to support the Company’s ES business and activity in adjacent markets, including electric power generation.

Organic growth capital spending will continue to focus on customer supported opportunities and primarily allocated to expand the Company’s contract compression fleet in the U.S. Notably, the fundamentals for contract compression in the U.S. remain strong, led by expected increases in natural gas production and capital spending discipline from market participants.

Virtual Investor Update

Enerflex will host a virtual Investor Update on Wednesday, May 27, 2026 at 8:00 am MT (10:00am ET). Enerflex’s President and CEO, Paul Mahoney, will highlight the company’s outlook and strategic priorities with a Q&A period to follow.

Registration for the Investor Day can be made using the following link: https://edge.media-server.com/mmc/p/eyz29mbq. Participants can join by webcast to follow along with the presentation. The presentation will be made available on Enerflex’s website prior to the start. Questions can be submitted via the webcast or asked on the dial-in.

Dial-in numbers: https://register-conf.media-server.com/register/BI8e02cded3fae4a3dbb8d89234ae4be38

Shortly after the live webcast, an archived version will be available.

DIVIDEND DECLARATION

Enerflex is committed to paying a sustainable quarterly cash dividend to shareholders. The Board of Directors has declared a quarterly dividend of CAD $0.0425 per share, payable on June 3, 2026 to shareholders of record on May 20, 2026.

CONFERENCE CALL AND WEBCAST DETAILS

Investors, analysts, members of the media, and other interested parties, are invited to participate in a conference call and audio webcast on Thursday, May 7, 2026 at 8:00 a.m. (MDT), where members of senior management will discuss the Company’s results. A question-and-answer period will follow.

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To participate, register at https://register-conf.media-server.com/register/BI6515d65feedd4a68be887d88f452621e. Once registered, participants will receive the dial-in numbers and a unique PIN to enter the call. The audio webcast of the conference call will be available on the Enerflex website at www.enerflex.com under the Investors section or can be accessed directly at https://edge.media-server.com/mmc/p/jpr3iwfx/.

NON-IFRS MEASURES

Throughout this news release and other materials disclosed by the Company, Enerflex employs certain measures to analyze its financial performance, financial position, and cash flows, including net debt-to-EBITDA ratio, ES backlog and bookings, EI contract backlog, free cash flow, GM before depreciation and amortization and bank-adjusted net debt-to-EBITDA ratio. These non-IFRS measures are not standardized financial measures under IFRS and may not be comparable to similar financial measures disclosed by other issuers. Accordingly, non-IFRS measures should not be considered more meaningful than generally accepted accounting principles measures as indicators of Enerflex’s performance. Refer to “Non-IFRS Measures” of Enerflex’s MD&A for the three months ended March 31, 2026, for information which is incorporated by reference into this news release and can be accessed on Enerflex’s website at www.enerflex.com and under the electronic profile of the Company on SEDAR+ and EDGAR at www.sedarplus.ca and www.sec.gov/edgar, respectively.

Adjusted EBITDA

	Three months ended March 31, 2026
($ millions)	NAM	LATAM	EH	Total
Net earnings[1]				$43
Income taxes[1]				20
Net finance costs[1,2]				10
EBIT[3]	$38	$18	$12	$73
Depreciation and amortization	15	10	12	37
EBITDA	$53	$28	$24	$110
Share-based compensation	15	3	4	22
Impact of finance leases
Principal payments received	-	-	10	10
Unrealized gain on redemption options[3]				(5)
Adjusted EBITDA	$68	$31	$38	$137

1The Company included net earnings, income taxes, and net finance costs on a consolidated basis to reconcile to EBIT.

2Net finance costs are considered corporate expenditure and therefore have not been allocated to reporting segments.

3EBIT includes $5 million unrealized gain on redemption options associated with the 2031 Notes. Debt is managed within Corporate and is not allocated to reporting segments.

	Three months ended March 31, 2025
($ millions)	NAM	LATAM	EH	Total
Net earnings [1]				$24
Income taxes[1]				19
Net finance costs[1,2]				23
EBIT[3]	$38	$19	$12	$66
Depreciation and amortization	16	11	12	39
EBITDA	$54	$30	$24	$105
Share-based compensation	(2)	(1)	-	(3)
Impact of finance leases
Principal payments received	-	-	8	8
Unrealized loss on redemption options[3]				3
Adjusted EBITDA	$52	$29	$32	$113

1The Company included net earnings, income taxes, and net finance costs on a consolidated basis to reconcile to EBIT.

2Net finance costs are considered corporate expenditure and therefore have not been allocated to reporting segments.

3EBIT includes $3 million unrealized loss on redemption options associated with the 2027 Notes. Debt is managed within Corporate and is not allocated to reporting segments.

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FREE CASH FLOW

The Company defines free cash flow as cash provided by (used in) operating activities, less total capital expenditures (growth and maintenance) for EI assets - operating leases and PP&E, mandatory debt repayments, and lease payments, while proceeds on disposals of PP&E and EI assets - operating leases are added back. Free cash flow may not be comparable to similar measures presented by other companies as it does not have a standardized meaning under IFRS. Management uses this non-IFRS measure to assess the level of free cash generated to fund other non-operating activities. These activities could include dividend payments, share repurchases, and non-mandatory debt repayments. Free cash flow is also used in calculating the dividend payout ratio.

	Three months ended March 31,
($ millions)	2026	2025
Funds from operations ("FFO")[1]	$95	$62
Net change in working capital and other	(63)	34
Cash provided by operating activities ("CFO")[2]	$32	$96
Less:
CAPEX - Maintenance and PP&E	(9)	(8)
CAPEX - Growth	(7)	(6)
Lease payments	(6)	(6)
Add:
Proceeds on disposals of PP&E and EI assets - operating leases	5	9
Free cash flow	$15	$85

1Enerflex also refers to cash provided by operating activities before net change in working capital and other as “Funds from Operations” or “FFO”.

2Enerflex also refers to cash provided by operating activities as “Cash flow from Operations” or “CFO”.

BANK-ADJUSTED NET DEBT-TO-EBITDA RATIO

Enerflex defines bank-adjusted net debt to EBITDA as borrowings under the Revolving Credit Facility (“RCF”) and Notes less cash and cash equivalents, divided by EBITDA for the trailing 12-months, as defined by the Company’s lenders. In assessing the Company's compliance with financial covenants related to its debt, certain adjustments are made to EBITDA to determine Enerflex's bank-adjusted net debt to EBITDA ratio. These adjustments, and Enerflex's bank-adjusted net debt to EBITDA ratio, are calculated in accordance with, and derived from, the Company's financing agreements.

ADVISORY REGARDING FORWARD-LOOKING INFORMATION

This news release contains “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” (and together with “forward-looking information”, “FLI”) within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are FLI. The use of any of the words “anticipate”, “believe”, “could”, “expect”, “future”, “may”, “potential”, “should”, “will” and similar expressions, (including negatives thereof) are intended to identify FLI.

In particular, this news release includes (without limitation) FLI pertaining to:

•
anticipated business activity levels based on the ES backlog and that such backlog will drive future revenue generation, the timing associated therewith, if at all;
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expectations that growth capital expenditures will deliver growth of at least 13% during 2026 and the ability of Enerflex to secure long-lead time components, if at all, to support such growth;
•
Enerflex’s ongoing efforts to optimize and streamline its business and the timing associated there with;

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•
the ability of the Company to capitalize on opportunities within its electric power generation business, including opportunities associated with data centers;
•
Enerflex’s ability to enhance the profitability of its core operations, execute on its ES backlog, and maintain a strong and flexible balance sheet to support long-term value creation, and the time required in connection therewith, if at all;
•
disclosures under the heading “Outlook” including:
o
expectations for continued steady demand across our business lines and geographic regions;
o
the highly contracted EI product line and the recurring nature of AMS will continue to underpin operating results;
o
customer contracts within Enerflex’s EI product line will generate approximately $1.3 billion of revenue over their remaining terms;
o
expectations that performance of Enerflex’s ES product line will remain steady, with the majority of the backlog of approximately $1.3 billion as at March 31, 2026, expected to convert into revenue over the next 12 months;
o
expected increases in natural gas and electric power generation across Enerflex’s core operating countries will drive an attractive medium-term outlook for ES products and services;
o
Enerflex’s ability to deliver on its priorities in 2026 and the time required in connection therewith, if at all;
o
targeted organic capital expenditures during 2026 of $175 million to $195 million, including (i) organic growth capital expenditures of $90 million to $100 million; (2) maintenance capital expenditures of $70 million to $80 million; and (3) PP&E and infrastructure investments of approximately $15 million;
o
selective customer supported growth investments continuing to be made in the US contract compression business;
o
continued strength in the fundamentals for contract compression in the U.S., led by expected increases in natural gas production and capital spending discipline from market participants; and
o
the Company's expectation to hold a virtual investor update, the date and time of such update, and the content of such update and when such content will be made available, if at all;
•
the availability of free cash generated and that such cash may be used to fund non-operating activities including dividend payments, share repurchases, and other non-mandatory debt repayments, if any.

FLI reflect Management's current beliefs and assumptions with respect to such things as the impact of general economic conditions; commodity prices; the markets in which Enerflex's products and services are used; general industry conditions, forecasts, and trends; changes to, and introduction of new, governmental regulations, laws, and income taxes; increased competition; availability of qualified personnel; political unrest and geopolitical conditions; and other factors, many of which are beyond the control of Enerflex. More specifically, Enerflex’s expectations in respect of its FLI are based on a number of assumptions, estimates and projections developed based on past experience and anticipated trends, including but not limited to:

•
potential impacts of the situation in the Middle East on Enerflex’s operations in Bahrain and Oman and the broader region;
•
the ability of the Company to proactively manage the ES business line in response to near-term risks and uncertainties, including tariffs and commodity price volatility;
•
natural gas and associated liquids and produced water volumes across Enerflex’s global footprint will increase in line with expectations;
•
market conditions, customer activity, and industry fundamentals will support stable demand across Enerflex’s product lines and geographic regions throughout 2026;
•
the high level of contractual commitments within the EI product line and the predictable, recurring revenue from AMS will continue;
•
existing customer contracts within the EI product line will remain in effect and with no material cancellations or renegotiations over their remaining terms;

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•
risks related to lawsuits, arbitrations or other legal proceedings;
•
the execution of projects within the ES product line will proceed as scheduled and the conversion to revenue will proceed without significant delays or cancellations;
•
the Company’s backlog providing strong visibility into future revenue generation and business activity levels;
•
no significant unforeseen cost overruns or project delays;
•
Enerflex will maintain sufficient cash flow, profitability, and financial flexibility to support the ongoing payment of a sustainable quarterly cash dividend, subject to market conditions, operational performance, and board approval.

As a result of the foregoing, actual results, performance, or achievements of Enerflex could differ and such differences could be material from those expressed in, or implied by, the FLI. The principal risks, uncertainties and other factors affecting Enerflex and its business are identified under the heading "Risk Factors"in: (i) Enerflex's Annual Information Form for the year ended December 31, 2025, dated February 25, 2026; and (ii) in other filings with Canadian securities regulators and the SEC, copies of which are available under the electronic profile of the Company on SEDAR+ and EDGAR at www.sedarplus.ca and www.sec.gov/edgar, respectively. Other unpredictable or unknown factors not discussed in this news release could have material adverse effects on the actual results, performance, or achievements of Enerflex expressed in, or implied by, the FLI.

The FLI included in this news release are made as of the date of this news release and are based on the information available to the Company at such time and, other than as required by law, Enerflex disclaims any intention or obligation to update or revise any FLI, whether as a result of new information, future events, or otherwise. This news release and its contents should not be construed, under any circumstances, as investment, tax, or legal advice.

The outlook provided in this news release is based on assumptions about future events, including economic conditions and proposed courses of action, based on Management's assessment of the relevant information currently available. The outlook is based on the same assumptions and risk factors set forth above and is based on the Company's historical results of operations. The outlook set forth in this news release was approved by Management and the Board of Directors. Management believes that the prospective financial information set forth in this news release has been prepared on a reasonable basis, reflecting Management's best estimates and judgments, and represents the Company's expected course of action in developing and executing its business strategy relating to its business operations. The prospective financial information set forth in this news release should not be relied on as necessarily indicative of future results. Actual results may vary, and such variance may be material.

ABOUT ENERFLEX

Enerflex is a leading provider of modular natural gas, power technology and treated water solutions, delivering value through disciplined execution and a deliberate approach to where we compete. Our customer focused delivery model supports operational excellence, innovation, and scalability across our global footprint with a focus on creating long-term shareholder value.

With approximately 4,400 engineers, manufacturers, technicians, professionals, and innovators, Enerflex is bound together by a shared vision: Transforming Energy for a Sustainable Future. The Company remains committed to the future of natural gas and the critical role it plays, while focused on sustainability offerings to support the world’s energy needs.

Enerflex’s common shares trade on the Toronto Stock Exchange under the symbol “EFX” and on the New York Stock Exchange under the symbol “EFXT”. For more information about Enerflex, visit www.enerflex.com.

For investor and media enquiries, contact:

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Paul Mahoney

President and Chief Executive Officer

E-mail: PMahoney@enerflex.com

Preet S. Dhindsa

Senior Vice President and Chief Financial Officer

E-mail: PDhindsa@enerflex.com

Jeff Fetterly

Vice President, Corporate Development and Capital Markets

E-mail: JFetterly@enerflex.com

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